UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wallbox N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value EUR 0.12 per share
(Title of Class of Securities)

N94209108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N94209108	SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Black Label Equity I SCR, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER –
	6	SHARED VOTING POWER 9,110,175
	7	SOLE DISPOSITIVE POWER –
	8	SHARED DISPOSITIVE POWER 9,110,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,110,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON CO

(1) All calculations of percentage ownership herein are based on a total of 160,990,548 Class A Ordinary Shares outstanding as of October 26, 2021, as reported by the Issuer in its prospectus filed with the United States Securities and Exchange Commission on November 12, 2021, forming a part of the Issuer’s registration statement on Form F-1 (No. 333-260652).

CUSIP No. N94209108	SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexandre Pierron-Darbonne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER –
	6	SHARED VOTING POWER 9,110,175
	7	SOLE DISPOSITIVE POWER –
	8	SHARED DISPOSITIVE POWER 9,110,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,110,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON IN

(1) All calculations of percentage ownership herein are based on a total of 160,990,548 Class A Ordinary Shares outstanding as of October 26, 2021, as reported by the Issuer in its prospectus filed with the United States Securities and Exchange Commission on November 12, 2021, forming a part of the Issuer’s registration statement on Form F-1 (No. 333-260652).

CUSIP No. N94209108	SCHEDULE 13G

This Schedule 13G is filed by Black Label Equity I SCR, S.A. and Alexandre Pierron-Darbonne (collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 9, 2022 (the “Schedule 13G”), relating to the Class A Ordinary Shares, nominal value EUR 0.12 per share (the “Class A Shares”), of Wallbox N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”).

Item 1.	(a)	Name of Issuer:
Wallbox N.V.

	(b)	Address of Issuer’s Principal Executive Offices:
Carrer del Foc, 68 Barcelona, Spain 08038

Item 2.	(a) -	(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

Black Label Equity I SCR, S.A., is a private limited company (sociedad anónima) incorporated under the laws of Spain, having a principal business address at Plaza de la Independencia 6, Madrid, Spain 28001.

Alexandre Pierron-Darbonne is a citizen of France, having a principal business address at Calle Almagro 14, 4º. Madrid, Spain 28010.

	(d)	Title of Class of Securities: Class A Shares

	(e)	CUSIP Number: N94209108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.	OWNERSHIP

(a) Amount Beneficially Owned:

Black Label Equity I SCR, S.A. – 9,110,175

Alexandre Pierron-Darbonne – 9,110,175

(b) Percent of Class:

Black Label Equity I SCR, S.A. – 5.7%

Alexandre Pierron-Darbonne – 5.7%

(c) Number of Shares to which such person has:

(i) Sole power to vote or direct the vote:

Black Label Equity I SCR, S.A. – 0

Alexandre Pierron-Darbonne – 0

(ii) Shared power to vote or direct the vote:

Black Label Equity I SCR, S.A. – 9,110,175

Alexandre Pierron-Darbonne – 9,110,175

(iii) Sole power to dispose or to direct the disposition of:

Black Label Equity I SCR, S.A. – 0

Alexandre Pierron-Darbonne – 0

(iv) Shared power to dispose or to direct the disposition of:

Black Label Equity I SCR, S.A. – 9,110,175

Alexandre Pierron-Darbonne – 9,110,175

All investment and voting decisions with respect to the shares held by Black Label Equity I SCR SA are made by Mr. Alexandre Pierron Darbonne.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing of influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

BLACK LABEL EQUITY I SCR, S.A.

By:	/s/ José Luis Díaz
Name:	José Luis Díaz
Title:	Director

/s/ Alexandre Pierron-Darbonne
Alexandre Pierron-Darbonne